SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing June 6 through July 15, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          ☑                         Form 40-F          ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          ☐                         No          ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2008 and a copy of each of following press releases entitled:
•	“Philips notifies Dutch Authority for the Financial Markets of holding over 5% of its own shares”, dated June 9, 2008;

•	“Philips CEO elaborates on Philips’ progress in building the leading Health and Well-being brand at JP Morgan CEO Conference”, dated June 11, 2008;

•	“Philips CFO elaborates on Philips’ progress in building the leading Health and Well-being brand at Exane BNP Seminar in Paris”, dated June 13, 2008;

•	“Philips to transfer its PC monitors business to TPV Technology, entering into a brand license agreement”, dated July 8, 2008.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of July 2008.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated.

Philips reports strong sales of EUR 6.5 billion, up 6% year-on-year; EBITA rises to EUR 413 million
•	Strong comparable sales growth of 6%, fueled by 16% growth in emerging markets.

•	EBITA increased to EUR 413 million from EUR 386 million in Q2 2007, mainly driven by higher earnings at Lighting.

•	Strong contribution to results from recent acquisitions, both in Home Healthcare Solutions and in Professional Luminaires.

•	Consumer Lifestyle performed well in a weaker environment; plans to improve the Television business remain well on track.

•	Net income of EUR 720 million includes a gain of EUR 780 million on the sale of TSMC shares and an impairment charge of EUR 299 million for NXP. Net income for Q2 2007 included a EUR 1.2 billion gain in respect of TSMC.
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“Our second quarter results are a reflection of both the quality and the resilience of our overall business portfolio in a rapidly deteriorating macro-economic environment. Revenue growth was excellent, with currency-corrected nominal growth of 14% and comparable growth of 6%, well ahead of both last year as well as the previous quarter. Also profitability developed positively, as increased contribution from the business, including the latest acquisitions, more than offset the impact of incidental results. We also continued to successfully expand our strong position in high-growth emerging markets.
Our Healthcare sector posted strong results in Home Healthcare Solutions, Patient Monitoring and Clinical Care Systems. Imaging Systems posted lower results but continued to increase its order book backlog, with a better product mix, which gives us confidence for the full year. In a much-weakened consumer environment our Consumer Lifestyle business continued to perform well, and the implementation of our Television strategy of rightsizing and selective growth is ahead of plan. Also, Lighting continued to deliver, helped by their balanced exposure to different end markets, both from an application and a geographic perspective.
The execution of our plans kept us well on track with regard to the implementation of our Vision 2010 strategy and ambition.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008
Sales	6,033	6,463
EBITA	386	413
as a % of sales	6.4	6.4
EBIT	337	325
as a % of sales	5.6	5.0
Financial income and expenses	1,335	494
Income tax expense	(112)	(97)
Results equity-accounted investees	56	4
Minority interests	(2)	(2)
Income from continuing operations	1,614	724
Discontinued operations	(45)	(4)
Net income	1,569	720

Per common share (in euros) — basic	1.43	0.71
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q2	Q2		compa-
	2007	2008	nominal	rable
Healthcare	1,625	1,800	11	3
Consumer Lifestyle	2,786	2,787	0	7
Lighting	1,464	1,739	19	6
I&EB	110	103	(6)	8
GM&S	48	34	(29)	(27)
Philips Group	6,033	6,463	7	6
Highlights in the quarter
Net income

•	Income from continuing operations was lower than in Q2 2007, primarily due to EUR 440 million lower gains on the sale of TSMC shares and a EUR 299 million impairment charge for NXP. Additionally, Q2 2007 included dividend income from TSMC of EUR 139 million; this year’s TSMC dividend income — approximately EUR 24 million — is expected to be recorded in Q3.
•	Results relating to equity-accounted investees were below Q2 2007, when LG Display was presented as an equity-accounted investee.
•	The improvement in results from discontinued operations was mainly due to a EUR 35 million impairment of the stake in MedQuist in Q2 2007.
Sales by sector

•	Sales amounted to EUR 6,463 million, a nominal increase of 7% compared to Q2 2007. Excluding portfolio changes (8%) and a negative currency impact of 7%, comparable sales grew by 6%, driven by Consumer Lifestyle and Lighting, moderated by 3% growth at Healthcare.
•	Healthcare sales grew 11% nominally on the back of the acquisition of Respironics. On a comparable basis, sales grew 3%, driven by solid growth at Customer Services, Home Healthcare Solutions, Clinical Care Systems and Patient Monitoring.
•	Consumer Lifestyle sales increased by 7% on a comparable basis, led by strong double-digit growth at Health & Wellness and Television.
•	Lighting sales increased 19% nominally, driven by both strong organic growth and the acquisition of Genlyte. Comparable sales grew 6%, led by good growth at Lamps and Professional Luminaires.

Sales per market cluster
in millions of euros unless otherwise stated

			% change
	Q2	Q2		compa-
	2007	2008	nominal	rable
Western Europe	2,356	2,276	(3)	(1)
North America	1,653	2,036	23	5
Other mature markets	284	284	0	6
Total mature markets	4,293	4,596	7	2
Emerging markets	1,740	1,867	7	16
Philips Group	6,033	6,463	7	6
EBITA
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008

Healthcare	218	195
Consumer Lifestyle	106	83
Lighting	161	202
Innovation & Emerging Businesses	(36)	(41)
Group Management & Services	(63)	(26)
Philips Group	386	413
as a % of sales	6.4	6.4
EBITA
as a % of sales

	Q2	Q2
	2007	2008

Healthcare	13.4	10.8
Consumer Lifestyle	3.8	3.0
Lighting	11.0	11.6
Innovation & Emerging Businesses	(32.7)	(39.8)
Group Management & Services	(131.3)	(76.5)
Philips Group	6.4	6.4
EBIT
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008

Healthcare	185	138
Consumer Lifestyle	101	79
Lighting	150	175
Innovation & Emerging Businesses	(36)	(41)
Group Management & Services	(63)	(26)
Philips Group	337	325
as a % of sales	5.6	5.0
Sales per market cluster

•	Double-digit comparable sales growth was visible in most of the emerging markets, most notably Latin America, Eastern Europe and India, driven mainly by Lighting and Consumer Lifestyle.
•	Sales in mature markets overall showed limited comparable growth, impacted by weaker market conditions in Western Europe, albeit solid growth was seen in a few major economies.
Earnings

•	EBITA amounted to EUR 413 million, which was EUR 27 million higher than in Q2 2007. It included restructuring, acquisition and integration-related charges of EUR 121 million, which were more than offset by improved earnings from new acquisitions, a EUR 56 million gain on the sale of the Set-Top Box activity and a EUR 39 million gain on the sale of real estate in Taiwan.
•	Healthcare EBITA of EUR 195 million included EUR 35 million of acquisition and integration-related charges, largely offsetting the contribution from recent acquisitions.
•	Consumer Lifestyle EBITA included restructuring charges totaling EUR 66 million and a EUR 56 million gain on the sale of the Set-Top Box activity. Earnings from operating activities improved year-on-year, thanks to Television and Video & Multimedia Applications.
•	Lighting EBITA benefited from the addition of earnings at Genlyte and improved margins at Consumer Luminaires, partly offset by lower earnings at Lamps.
•	I&EB EBITA declined slightly, reflecting additional investments in Research and in the Healthcare Incubator.
•	GM&S EBITA improved by EUR 37 million compared to Q2 2007, mainly due to gains at the Real Estate Service Unit.

Financial income and expenses
in millions of euros

	Q2	Q2
	2007	2008

Interest expenses, net	(26)	(30)

TSMC

Sale of securities	1,220	780
Dividend	139	—

NXP impairment	—	(299)

TPV option fair-value adjustment	8	5

Other	(6)	38
	1,335	494
Cash balance
in millions of euros

	Q2	Q2
	2007	2008

Cash of continuing operations	5,779	4,657
Cash of discontinued operations	127	98
Beginning balance	5,906	4,755

Net cash from operating activities	(26)	140
Gross capital expenditures	(237)	(214)
Acquisitions/divestments	(233)	(54)
Other cash from investing activities	1,936	1,290
Repurchase of treasury shares	(358)	(1,116)
Changes in debt/other	(117)	(1,601)
Dividend paid	(639)	(698)
Net cash flow discontinued operations	29	(12)
Ending balance	6,261	2,490
Less cash of discontinued operations	131	94
Cash of continuing operations	6,130	2,396
Financial income and expenses

•	The further sale of TSMC shares resulted in a gain of EUR 780 million, compared to a gain of EUR 1.2 billion in Q2 2007. The Q2 2007 results also included a dividend on TSMC shares of EUR 139 million.
•	Due to deteriorating market conditions, a EUR 299 million impairment was recorded on the stake in NXP.
Cash balance

•	The Group cash balance declined by EUR 2.3 billion in the quarter, mainly due to repayment of debt (EUR 1.6 billion), share buy-backs (EUR 1.1 billion) and payment of the annual dividend to shareholders (EUR 698 million), partly offset by EUR 1.2 billion in proceeds from the further sale of shares in TSMC.
Cash flows from operating activities

•	Operating activities generated EUR 140 million in cash during the quarter, compared to an outflow of EUR 26 million in Q2 2007, largely thanks to improved working capital at Healthcare (mainly a reduction in accounts receivable following the implementation of a new IT system), partly offset by higher working capital requirements at Lighting and Consumer Lifestyle.

Gross capital expenditures

•	Gross capital expenditures for property, plant and equipment were EUR 6 million lower than in Q2 2007. Higher investments at Lighting were more than offset by lower expenditures in all other sectors, most notably in Group Management & Services (Real Estate).
Inventories

•	Inventories increased from 12.8% of sales in Q2 2007 to 14.1% at the end of Q2 2008, largely due to the integration of Genlyte and Respironics in Q1 2008 and proportionally higher stock levels at Consumer Lifestyle and Lighting.
Net debt and group equity

•	At the end of June, the Group had a EUR 1.5 billion net debt position (EUR 2.4 billion of cash and EUR 3.9 billion of debt), compared to a net cash position of EUR 2.3 billion in Q2 2007. The change was mainly due to EUR 6.0 billion in acquisition-related cash outflows, EUR 2.9 billion in share repurchases and a EUR 0.7 billion dividend payment, partly offset by EUR 4.5 billion proceeds from the sale of securities, mainly TSMC and LG Display.

•	Compared to Q2 2007, group equity declined by EUR 3.2 billion, as the equity reduction from share buy-backs and currency translation differences were largely offset by retained earnings (net of dividend) and the accounting reclassification of LG Display (to available-for-sale securities).

Employment

•	The decline in the number of employees compared to Q1 2008 was primarily due to a seasonal reduction in temporary employees, mainly at Lighting.

•	The higher number of employees compared to Q2 2007 was mainly due to the recent acquisitions of Genlyte, Respironics and VISICU.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008

Sales	1,625	1,800
Sales growth
% nominal	2	11
% comparable	4	3

EBITA	218	195
as a % of sales	13.4	10.8

EBIT	185	138
as a % of sales	11.4	7.7

Net operating capital (NOC)	4,857	8,382

Number of employees (FTEs)	28,114	35,087
Business highlights

•	Philips significantly strengthened its presence in two key emerging markets through the acquisition of Brazilian patient monitoring and critical care company Dixtal Biomédica e Tecnologia and Chinese patient monitoring company Shenzhen Goldway Industrial. This represents a further step towards the creation of a low-cost global supply base for value-segment products.

•	Philips’ cutting-edge Brilliance iCT scanner has been installed in a few selected healthcare facilities across the globe, and full commercial delivery will start in the second half of the year.

•	The Ultrasound business announced the launch of the CX50 Compact Extreme, our first entry into the high-growth compact ultrasound market, which is estimated to be worth USD 700 million in 2008.

•	Philips launched the latest addition to its nuclear medicine product portfolio with the introduction of the BrightView XCT, which delivers high-resolution CT images while exposing patients to only low radiation doses.
Financial performance

•	Equipment order intake grew 4% on a currency-comparable basis, further strengthening the order book backlog. Strong growth was seen at Patient Monitoring and Clinical Care Systems, while Imaging Systems showed modest growth.

•	Sales grew by 11% nominally, driven by strong performance of our recent acquisition Respironics. Sales growth was 3% on a comparable basis, driven by solid growth at Customer Services, Home Healthcare Solutions, Clinical Care Systems and Patient Monitoring. Imaging Systems saw strong growth in Magnetic Resonance and Nuclear Medicine more than offset by a decline in Computed Tomography as a result of a lower-value mix, partly in anticipation of commercial delivery of the new Brilliance iCT scanner later in the year.

•	EBITA amounted to EUR 195 million, or 10.8% of sales, including EUR 35 million of acquisition and integration-related charges, mainly for Respironics. Higher earnings were reported at Home Healthcare Solutions, Healthcare Informatics (driven by higher margins) and Clinical Care Systems (thanks to a favorable product mix).

•	Net operating capital increased by EUR 3.5 billion compared to Q2 2007, mainly due to acquisitions.

Looking ahead

•	The expectation for the Healthcare sector’s full-year results remains in line with plan. Consequently, we expect sales and margins to improve during the second half of the year.

•	For 2008, acquisition and integration charges related to Respironics, VISICU and Emergin are estimated at approximately EUR 100 million, of which around EUR 30 million is expected to impact EBITA in Q3.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008
Sales	2,786	2,787
of which Television	1,258	1,359

Sales growth
% nominal	(8)	0
% comparable	(6)	7

Sales growth excl. Television
% nominal	3	(7)
% comparable	5	2

EBITA	106	83
of which Television	(69)	(112)
as a % of sales	3.8	3.0

EBIT	101	79
of which Television	(69)	(112)
as a % of sales	3.6	2.8

Net operating capital (NOC)	1,551	1,499
of which Television	46	48

Number of employees (FTEs)	24,558	21,661
of which Television	7,691	7,038
Business highlights

•	Philips reached an agreement with TPV on key terms and conditions to enter into a brand-licensing agreement under which it will transfer its PC monitors business — IT Displays — to TPV. Philips will receive revenue-based royalties as part of the agreement.

•	Philips and Swarovski launched the 2008 Active Crystals range. This is the 2nd generation of this line of fashionable lifestyle technology accessories, including USB sticks and Bluetooth headsets.

•	Philips completed the sale of its Set-Top Box activity to UK-based Pace Micro Technology.
Financial performance

•	Consumer Lifestyle’s comparable sales grew 7% year-on-year, driven by double-digit growth in emerging markets.

•	Most businesses contributed to the year-on-year sales growth, in particular Health & Wellness, Television and Domestic Appliances.

•	Comparable sales growth at Television reached 14%, driven by strong growth in emerging markets and supported somewhat by demand from soccer’s Euro 2008 championship.

•	EBITA included restructuring charges of EUR 66 million — mainly at Television in connection with ongoing actions to improve profitability — and a EUR 56 million gain on the sale of the Set-Top Box activity.
Looking ahead

•	New product launches scheduled for the third quarter include the Senseo Latte and a new mid-range shaver series.

•	The brand license agreements with Funai and TPV are expected to close in Q3 and Q4 respectively.

•	Television-related restructuring charges are expected to amount to EUR 125 million for the full year, of which EUR 40 million in Q3.

Lighting
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008
Sales	1,464	1,739
Sales growth
% nominal	13	19
% comparable	6	6
EBITA	161	202
as a % of sales	11.0	11.6
EBIT	150	175
as a % of sales	10.2	10.1
Net operating capital (NOC)	3,578	6,120
Number of employees (FTEs)	53,500	59,788
Business highlights

•	Philips has launched a license program for LED-based luminaires intended for general illumination as well as for architectural and theatrical lighting, in order to unleash the full potential of new LED lighting solutions.

•	French insurer Generali will be the first company worldwide to have an entire office building lit by LED lighting, with Philips being the sole supplier for this innovative project in Paris.

•	British Gas has instigated one of the biggest green initiatives of its kind by distributing no fewer than 52 million energy-saving bulbs from Philips to some 13 million households in the UK.
Financial performance

•	Lighting sales increased by EUR 275 million compared to Q2 2007, driven by the good performance of Genlyte. On a comparable basis, sales rose 6% thanks to 16% growth in energy-efficient lighting solutions — including Lumileds — and 18% growth in emerging markets, partly tempered by softening markets in Western Europe and North America.

•	The EUR 41 million year-on-year increase in EBITA was supported by the recent acquisitions of Genlyte and Color Kinetics and profitable growth in energy-efficient lighting solutions. Restructuring and acquisition-related charges amounted to EUR 20 million, compared to EUR 18 million in Q2 2007.

•	The increase in both net operating capital and employees was primarily a result of the Genlyte and Color Kinetics acquisitions.
Looking ahead

•	Lighting will continue to drive both growth and profitability — including from recent acquisitions — in line with Vision 2010 targets.

•	Restructuring and integration-related charges are expected to amount to approximately EUR 85 million for the full year 2008, of which EUR 15 million in Q3.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008
Sales	110	103
Sales growth
% nominal	(70)	(6)
% comparable	37	8
EBITA Technologies / Incubators	(32)	(35)
EBITA others	(4)	(6)
EBITA	(36)	(41)
EBIT	(36)	(41)
Net operating capital (NOC)	189	189
Number of employees (FTEs)	6,358	5,534
Business highlights

•	At its annual Corporate Research Exhibition, Philips Research showcased new, innovative Organic Light-Emitting Diode (OLED) lighting solutions for future use in homes, workplaces, stores, public areas and cars.

•	Philips joined forces with Axel Springer, combining Philips’ Aprico software with Axel Springer’s TV program information, thus allowing viewers to create their own Internet TV channels.

•	Philips signed a letter of intent to set up a clinical research partnership with the Maastricht University Medical Centre and the University Medical Center Aachen in the fields of cardiovascular disease and cancer treatment.
Financial performance

•	EBITA of Innovation & Emerging Businesses was in line with expectation, albeit slightly lower than in Q2 2007 due to additional investments in innovative healthcare technologies.
Looking ahead

•	Investment in Research and the Incubators is expected to remain at a quarterly run-rate of EUR 40 million for the second half of the year, with a higher spend expected in Q3.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2007	2008
Sales	48	34
Sales growth
% nominal	33	(29)
% comparable	61	(27)
EBITA Corporate & Regional Costs	(38)	(38)
EBITA Brand Campaign	(29)	(14)
EBITA Service Units, Pensions and Other	4	26
EBITA	(63)	(26)
EBIT	(63)	(26)
Net operating capital (NOC)	567	1,115
Number of employees (FTEs)	6,960	5,814
Business highlights

•	Philips was recognized as one of the ‘Worlds Most Ethical Companies’ for 2008 by the Ethisphere Institute, a US-based think tank that studies business ethics and corporate responsibility.

•	Philips Singapore’s Toa Payoh Complex has been awarded a Green Mark Gold Award by the Building and Construction Authority of Singapore. This award is given to sustainable buildings — based on energy efficiency, water efficiency and management criteria — and is recognition of Philips’ commitment to further increase the energy efficiency of its operations.

•	Philips came top in a Dutch corporate reputation study by Erasmus University and Reputation Institute, winning the Reputation Institute Award 2008.
Financial performance

•	Investment in the global brand campaign was lower than expected due to a shift in seasonal spend pattern.

•	Compared to Q2 2007, EBITA at the Service Units was positively impacted by higher gains on the sale of real estate.

•	Costs of pensions and other post-retirement benefits were broadly in line with Q2 2007.

•	The increase in net operating capital mainly relates to increased prepaid pension assets in the Netherlands.
Looking ahead

•	Corporate and Regional overhead costs are expected to decrease in the second half of 2008 thanks to ongoing cost-reduction initiatives.

•	Costs of pensions and other post-retirement benefit plans allocated to Group Management & Services are expected to total approximately EUR 40 million for the full year 2008.

Highlights in the 1st six months
The 1st six months of 2008
•	Comparable sales were 3% higher than in the 1st half of 2007, supported by Healthcare (4%) and Lighting (4%).

•	Income from continuing operations declined by EUR 1,510 million to EUR 956 million due to lower gains on the sale of stakes in TSMC.

•	EBITA amounted to EUR 678 million, 10% lower than in the corresponding period of 2007 due to restructuring, acquisition and integration-related charges.

•	Results relating to equity-accounted investees increased by EUR 57 million, driven by improved results from LG Display in the first quarter.
Net income
in millions of euros unless otherwise stated

		January-June
	2007	2008
Sales	11,963	12,428
EBITA	756	678
as a % of sales	6.3	5.5
EBIT	649	500
as a % of sales	5.4	4.0
Financial income and expenses	2,016	540
Income tax expense	(204)	(146)
Results equity-accounted investees	7	64
Minority interests	(2)	(2)
Income from continuing operations	2,466	956
Discontinued operations	(22)	(17)
Net income	2,444	939
Per common share (in euros) — basic	2.22	0.91
Management summary

•	Income from continuing operations amounted to EUR 956 million, a decline of EUR 1,510 million compared to the first six months of 2007. This decline was largely attributable to a EUR 1,476 million reduction in financial income and expenses, which included lower proceeds from the sale of stakes in TSMC, higher impairment charges and lower income from LG Display.

•	Sales for the first half-year totaled EUR 12,428 million, 3% higher than in the corresponding period of 2007 on a comparable basis. Order intake at Healthcare rose 6%, which is 2 percentage points above the first half of 2007. Sales at Healthcare showed moderate comparable growth of 4% compared with the first half of 2007. On the back of 6% comparable Television sales growth, Consumer Lifestyle’s comparable sales increased by 3%. Lighting’s comparable sales grew 4% year-on-year.

•	EBITA in the first six months was EUR 678 million, 10% lower than in the corresponding period of 2007, mainly due to higher incidental charges at Consumer Lifestyle and acquisition-related charges at Healthcare and Lighting, partly offset by the gain on the sale of the Set-Top Box activity.

•	Net income in the first half of 2008 decreased by EUR 1,505 million compared to the first half of 2007. This reduction is attributable to EUR 149 million lower EBIT and a EUR 1,476 million decline in financial income mainly related to lower proceeds from the sale of TSMC shares and the EUR 299 million impairment in respect of NXP.

•	Cash flows from operating activities showed an earnings-related EUR 214 million decline compared to the first half of 2007.

•	Net operating capital increased by EUR 6.6 billion compared to Q2 2007, largely due to EUR 5.8 billion of intangible assets from acquisitions made during the past year and EUR 0.3 billion of additional working capital.

Outlook

Our second-quarter sales growth and profitability underscored the resilience of Philips’ portfolio of global businesses in the face of weaker economic conditions in many of our mature markets. While the full magnitude and duration of the current economic downturn in Europe and North America has yet to become clear, we expect the growth in emerging markets to continue — supporting sales in all three sectors during the second half of the year.
We will continue to execute our 2008 management agenda, most importantly the further integration of recent acquisitions as well as actions to improve the future profitability of our Television business. We remain confident that 2008 will be a year in which we make progress towards realizing our Vision 2010 objectives.
Amsterdam, July 14, 2008
Board of Management

16

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2007	2008	2007	2008

Sales	6,033	6,463	11,963	12,428
Cost of sales	(3,945)	(4,295)	(7,884)	(8,287)
Gross margin	2,088	2,168	4,079	4,141

Selling expenses	(1,183)	(1,284)	(2,295)	(2,427)
General and administrative expenses	(193)	(251)	(405)	(487)
Research and development expenses	(401)	(413)	(804)	(822)
Other business income and expenses	26	105	74	95
Income from operations	337	325	649	500

Financial income and expenses	1,335	494	2,016	540
Income before taxes	1,672	819	2,665	1,040

Income tax expense	(112)	(97)	(204)	(146)
Income after taxes	1,560	722	2,461	894

Results relating to equity-accounted investees	56	4	7	64
Minority interests	(2)	(2)	(2)	(2)
Income from continuing operations	1,614	724	2,466	956

Discontinued operations	(45)	(4)	(22)	(17)
Net income	1,569	720	2,444	939

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,099,261	1,011,602	1,099,684	1,030,017
• diluted	1,110,900	1,019,557	1,111,066	1,038,849

Net income per common share in euros:
• basic	1.43	0.71	2.22	0.91
• diluted	1.41	0.71	2.20	0.90

Ratios
Gross margin as a % of sales	34.6	33.5	34.1	33.3
Selling expenses as a % of sales	(19.6)	(19.9)	(19.2)	(19.5)
G&A expenses as a % of sales	(3.2)	(3.9)	(3.4)	(3.9)
R&D expenses as a % of sales	(6.6)	(6.4)	(6.7)	(6.6)

EBIT or Income from operations	337	325	649	500
as a % of sales	5.6	5.0	5.4	4.0

EBITA	386	413	756	678
as a % of sales	6.4	6.4	6.3	5.5

Consolidated balance sheets
in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2007	2007	2008

Current assets:
Cash and cash equivalents	6,130	8,769	2,396
Receivables	4,448	4,670	4,835
Current assets of discontinued operations	198	169	170
Inventories	3,365	3,203	3,846
Other current assets	1,338	1,020	1,286
Total current assets	15,479	17,831	12,533

Non-current assets:
Investments in equity-accounted investees	2,891	1,886	255
Other non-current financial assets	5,006	3,183	2,902
Non-current receivables	162	84	82
Non-current assets of discontinued operations	195	164	136
Other non-current assets	3,471	3,726	3,482
Property, plant and equipment	3,212	3,180	3,427
Intangible assets excluding goodwill	2,152	2,154	3,807
Goodwill	4,010	4,135	7,357
Total assets	36,578	36,343	33,981

Current liabilities:
Accounts and notes payable	2,860	3,372	2,978
Current liabilities of discontinued operations	53	46	38
Accrued liabilities	3,169	2,984	2,856
Short-term provisions	619	377	397
Other current liabilities	529	509	444
Short-term debt	2,474	2,345	759
Total current liabilities	9,704	9,633	7,472

Non-current liabilities:
Long-term debt	1,334	1,212	3,152
Non-current liabilities of discontinued operations	124	111	100
Long-term provisions	2,564	2,727	3,243
Other non-current liabilities	696	934	1,008
Total liabilities	14,422	14,617	14,975

Minority interests	49	42	43
Stockholders’ equity	22,107	21,684	18,963
Total liabilities and equity	36,578	36,343	33,981

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,087,178	1,064,893	983,963

Ratios
Stockholder’s equity per common share in euros	20.33	20.36	19.27

Inventories as a % of sales	12.8	12.0	14.1
Net debt (cash): group equity	(12):112	(32):132	7:93
Net operating capital	10,742	10,586	17,305
Employees at end of period	125,834	123,801	133,136
of which discontinued operations	6,344	5,703	5,252

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2007	2008	2007	2008

Cash flows from operating activities:
Net income	1,569	720	2,444	939
(Income) loss discontinued operations	45	4	22	17
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	204	264	408	516
Impairment of goodwill, equity-accounted investees and other non-current financial assets	—	299	39	299
Net gain on sale of assets	(1,217)	(891)	(1,991)	(960)
(Income) loss from equity-accounted investees (net of dividends received)	(60)	(3)	27	(12)
Minority interests (net of dividends paid)	2	2	2	2
(Increase) decrease in working capital/other current assets	(619)	(146)	(1,216)	(1,148)
(Increase) decrease in non-current receivables/other assets/ other liabilities	277	(143)	(10)	(201)
Increase (decrease) in provisions	(262)	(22)	(182)	56
Proceeds from sales of trading securities	—	—	182	—
Other items	35	56	55	58
Net cash provided by (used for) operating activities	(26)	140	(220)	(434)

Cash flows from investing activities:
Purchase of intangible assets	(53)	(36)	(72)	(64)
Capital expenditures on property, plant and equipment	(184)	(178)	(336)	(326)
Proceeds from disposals of property, plant and equipment	24	68	34	72
Cash from (to) derivatives	24	71	9	255
Proceeds from sale (purchase) of other non-current financial assets	1,888	1,151	3,029	1,888
Proceeds from sale (purchase) of businesses	(233)	(54)	(720)	(5,267)
Net cash provided by (used for) investing activities	1,466	1,022	1,944	(3,442)

Cash flows from financing activities:
Increase (decrease) in debt	(113)	(1,595)	(111)	364
Treasury stock transactions	(358)	(1,116)	(664)	(2,083)
Dividend paid	(639)	(698)	(639)	(698)
Net cash provided by (used for) financing activities	(1,110)	(3,409)	(1,414)	(2,417)

Net cash provided by (used for) continuing operations	330	(2,247)	310	(6,293)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(14)	(11)	(97)	(32)
Net cash provided by (used for) investing activities	43	(1)	43	(1)
Net cash provided by (used for) financing activities	—	—	—	—
Net cash provided by (used for) discontinued operations	29	(12)	(54)	(33)

Net cash provided by (used for) continuing and discontinued operations	359	(2,259)	256	(6,326)

Effect of change in exchange rates on cash positions	(4)	(6)	(18)	(61)
Cash and cash equivalents at beginning of period	5,906	4,755	6,023	8,877
Cash and cash equivalents at end of period	6,261	2,490	6,261	2,490
Less cash of discontinued operations at end of period	131	94	131	94
Cash of continuing operations at end of period	6,130	2,396	6,130	2,396

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	1,440	1,162	1,724	(3,876)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

					accumulated other comprehensive income (loss)					January to June 2008
		capital in			unrealized gain		changes in			total
		excess		currency	(loss) on		fair value of		treasury	stock-
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity

Balance as of December 31, 2007	228	—	25,559	(2,373)	1,048	(590)	28	(1,887)	(2,216)	21,684

Net income			939							939
Net current period change				(284)	204	49	43	12		12
Reclassifications into income				11	(888)		(50)	(927)		(927)
Total comprehensive income (loss), net of tax			939	(273)	(684)	49	(7)	(915)		24

Dividend			(720)							(720)
Cancellation of treasury stock	(19)		(2,591)						2,610	—
Purchase of treasury stock									(2,113)	(2,113)
Re-issuance of treasury stock		(51)	(17)						105	37
Share-based compensation plans		51								51
Balance as of June 30, 2008	209	—	23,170	(2,646)	364	(541)	21	(2,802)	(1,614)	18,963

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income from operations

	2nd quarter
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,625	185	11.4	1,800	138	7.7
Consumer Lifestyle*	2,786	101	3.6	2,787	79	2.8
Lighting	1,464	150	10.2	1,739	175	10.1
Innovation & Emerging Businesses	110	(36)	(32.7)	103	(41)	(39.8)
Group Management & Services	48	(63)	(131.3)	34	(26)	(76.5)
	6,033	337	5.6	6,463	325	5.0

* of which Television	1,258	(69)	(5.5)	1,359	(112)	(8.2)

	January to June
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	3,056	258	8.4	3,274	215	6.6
Consumer Lifestyle*	5,602	239	4.3	5,449	152	2.8
Lighting	2,938	327	11.1	3,450	333	9.7
Innovation & Emerging Businesses	270	(67)	(24.8)	182	(109)	(59.9)
Group Management & Services	97	(108)	(111.3)	73	(91)	(124.7)
	11,963	649	5.4	12,428	500	4.0

* of which Television	2,551	(120)	(4.7)	2,586	(207)	(8.0)

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to June		June 30,
	2007	2008	2007	2008
Healthcare	3,056	3,274	6,865	10,560
Consumer Lifestyle	5,602	5,449	4,277	4,247
Lighting	2,938	3,450	4,792	7,477
Innovation & Emerging Businesses	270	182	607	514
Group Management & Services	97	73	19,644	10,877
	11,963	12,428	36,185	33,675

Discontinued operations			393	306
			36,578	33,981
Sales and long-lived assets

	sales		long-lived assets *
	January to June		June 30,
	2007	2008	2007	2008
United States	3,132	3,408	4,908	10,438
Germany	849	918	293	288
China	813	857	174	162
France	766	789	97	103
United Kingdom	555	534	792	677
Netherlands	505	513	1,195	1,252
Other countries	5,343	5,409	1,915	1,671
	11,963	12,428	9,374	14,591

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	2nd quarter		January to June 2008
	Netherlands	other	Netherlands	other
Service cost	34	21	68	44
Interest cost on the projected benefit obligation	131	97	262	197
Expected return on plan assets	(192)	(92)	(384)	(186)
Net actuarial (gain) loss	(4)	14	(8)	29
Prior service cost (income)	(11)	3	(22)	5
Net periodic cost (income)	(42)	43	(84)	89
The net periodic pension costs in the second quarter of 2008 amounted to EUR 26 million, of which EUR 1 million related to defined-benefit (DB) plans (the Netherlands income of EUR 42 million, other countries cost of EUR 43 million) and EUR 25 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 1 million, other countries cost of EUR 24 million)
Net periodic costs of postretirement benefits other than pensions

	2nd quarter		January to June 2008
	Netherlands	other	Netherlands	other
Service cost	—	1	—	2
Interest cost on the accumulated postretirement benefit obligation	—	8	—	16
Translation obligation	—	1	—	2
Net actuarial loss	—	2	—	4
Net periodic cost	—	12	—	24

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2007	2008	2007	2008

Sales	6,033	6,463	11,963	12,428
Cost of sales	(3,945)	(4,288)	(7,890)	(8,289)
Gross margin	2,088	2,175	4,073	4,139

Selling expenses	(1,184)	(1,284)	(2,296)	(2,426)
General and administrative expenses	(173)	(247)	(370)	(483)
Research and development expenses	(398)	(419)	(793)	(806)
Other business income and expenses	21	89	38	75
Income from operations	354	314	652	499

Financial income and expenses	1,512	516	2,191	635
Income before taxes	1,866	830	2,843	1,134

Income tax expense	(118)	(87)	(209)	(144)
Income after taxes	1,748	743	2,634	990

Results relating to equity-accounted investees	35	3	(11)	62

Minority interests	(3)	(3)	(3)	(3)
Income from continuing operations	1,780	743	2,620	1,049

Discontinued operations	(56)	(3)	(33)	(16)
Net income	1,724	740	2,587	1,033

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,099,261	1,011,602	1,099,684	1,030,017
• diluted	1,111,257	1,019,561	1,111,890	1,039,126

Net income per common share in euros:
• basic	1.57	0.73	2.35	1.00
• diluted	1.55	0.73	2.33	0.99

Ratios
Gross margin as a % of sales	34.6	33.7	34.0	33.3
Selling expenses as a % of sales	(19.6)	(19.9)	(19.2)	(19.5)
G&A expenses as a % of sales	(2.9)	(3.8)	(3.1)	(3.9)
R&D expenses as a % of sales	(6.6)	(6.5)	(6.6)	(6.5)

EBIT or Income from operations	354	314	652	499
as a % of sales	5.9	4.9	5.5	4.0

EBITA	410	415	763	671
as a % of sales	6.8	6.4	6.4	5.4

Consolidated balance sheets in accordance with IFRS
in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2007	2007	2008

Current assets:
Cash and cash equivalents	6,130	8,769	2,396
Receivables	4,448	4,670	4,835
Current assets of discontinued operations	198	149	170
Inventories	3,365	3,203	3,846
Other current assets	679	622	690
Total current assets	14,820	17,413	11,937

Non-current assets:
Investments in equity-accounted investees	2,771	1,817	256
Other non-current financial assets	5,006	3,183	2,871
Non-current receivables	155	78	78
Non-current assets of discontinued operations	179	170	122
Other non-current assets	2,503	2,610	2,786
Deferred tax assets	1,445	1,271	827
Property, plant and equipment	3,228	3,194	3,437
Intangible assets excluding goodwill	2,862	2,835	4,452
Goodwill	3,701	3,800	7,055
Total assets	36,670	36,371	33,821

Current liabilities:
Accounts and notes payable	2,860	3,372	2,978
Current liabilities of discontinued operations	53	46	38
Accrued liabilities	3,139	2,975	2,829
Short-term provisions	608	382	409
Other current liabilities	529	509	443
Short-term debt	2,479	2,350	763
Total current liabilities	9,668	9,634	7,460

Non-current liabilities:
Long-term debt	1,335	1,213	3,178
Long-term provisions	1,907	2,021	1,997
Deferred tax liabilities	663	667	1,042
Non-current liabilities of discontinued operations	38	32	27
Other non-current liabilities	718	894	966
Total liabilities	14,329	14,461	14,670

Minority interests *	140	127	122
Stockholders’ equity	22,201	21,783	19,029
Total liabilities and equity	36,670	36,371	33,821

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,087,178	1,064,893	983,963

Ratios
Stockholder’s equity per common share in euros	20.42	20.46	19.34

Inventories as a % of sales	12.8	12.0	14.1
Net debt (cash): group equity	(12):112	(31):131	7:93

Employees at end of period	125,834	123,801	133,136
of which discontinued operations	6,344	5,703	5,252

*	of which discontinued operations EUR 86 million end of June 2007, EUR 79 million end of December 2007 and EUR 73 million end of June 2008

Reconciliation from US GAAP to IFRS
in millions of euros
Reconciliation of net income from US GAAP to IFRS

	2nd quarter		January to June
	2007	2008	2007	2008

Net income as per the consolidated statements of income on a US GAAP basis	1,569	720	2,444	939

Adjustments to IFRS:
Capitalized product development expenses	29	50	75	109
Amortization of product development assets	(17)	(58)	(64)	(93)
Pensions and other postretirement benefits	14	5	29	12
Amortization of intangible assets	(7)	(6)	(14)	(13)
Provisions	6	10	8	(1)
Financial income and expenses	177	22	175	95
Equity-accounted investees	(21)	(1)	(18)	(2)
Deferred income tax effects	(6)	10	(5)	2
Discontinued operations	(11)	1	(11)	1
Other differences in income	(9)	(13)	(32)	(16)
Net income in accordance with IFRS	1,724	740	2,587	1,033
Reconciliation of stockholders’ equity from US GAAP to IFRS

	June 30,	June 30,
	2007	2008

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	22,107	18,963

Adjustments to IFRS:
Product development expenses	515	504
Pensions and other postretirement benefits	(90)	(144)
Goodwill amortization (until January 1, 2004)	(294)	(243)
Goodwill capitalization (acquisition-related)	(29)	(59)
Acquisition-related intangibles	195	141
Investments in equity-accounted investees	(120)	1
Impairment of other non-current financial assets	—	(31)
Recognized results on sale-and-leaseback transactions	45	39
Provisions	60	(15)
Deferred income tax effects	(196)	(104)
Assets from discontinued operations	(16)	(14)
Other differences in equity	24	(9)
Stockholders’ equity in accordance with IFRS	22,201	19,029

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	January to June
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth

2008 versus 2007
Healthcare	3.6	(8.1)	11.6	7.1
Consumer Lifestyle	3.5	(4.6)	(1.6)	(2.7)
Lighting	4.5	(5.5)	18.4	17.4
Innovation & Emerging Businesses	(7.5)	(2.2)	(22.9)	(32.6)
Group Management & Services	(24.6)	(0.1)	—	(24.7)
Philips Group	3.3	(5.6)	6.2	3.9
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

January to June 2008
EBITA	678	316	160	402	(109)	(91)
Amortization intangibles (excl. software)	(159)	(96)	(8)	(55)	—	—
Write-off of acquired in-process R&D	(19)	(5)	—	(14)	—	—
Income from operations (or EBIT)	500	215	152	333	(109)	(91)

January to June 2007
EBITA	756	337	247	347	(67)	(108)
Amortization intangibles (excl. software)	(97)	(69)	(8)	(20)	—	—
Write-off of acquired in-process R&D	(10)	(10)	—	—	—	—
Income from operations (or EBIT)	649	258	239	327	(67)	(108)
Composition of net debt and group equity

	June 30,	June 30,
	2007	2008

Long-term debt	1,334	3,152
Short-term debt	2,474	759
Total debt	3,808	3,911
Cash and cash equivalents	6,130	2,396
Net debt (cash) (total debt less cash and cash equivalents)	(2,322)	1,515

Minority interests	49	43
Stockholders’ equity	22,107	18,963
Group equity	22,156	19,006

Net debt and group equity	19,834	20,521

Net debt (cash) divided by net debt (cash) and group equity (in %)	(12)	7
Group equity divided by net debt (cash) and group equity (in %)	112	93

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

June 30, 2008
Net operating capital (NOC)	17,305	8,382	1,499	6,120	189	1,115
Exclude liabilities comprised in NOC:
• payables/liabilities	7,286	1,868	2,397	1,159	221	1,641
• intercompany accounts	—	28	77	35	(7)	(133)
• provisions 1)	2,389	229	272	152	29	1,707
Include assets not comprised in NOC:
• investments in equity-accounted investees	255	53	2	11	82	107
• other non-current financial assets	2,902	—	—	—	—	2,902
• deferred tax assets	1,142	—	—	—	—	1,142
• liquid assets	2,396	—	—	—	—	2,396
Total assets of continuing operations	33,675	10,560	4,247	7,477	514	10,877
Assets of discontinued operations	306
Total assets	33,981

1)	provisions on balance sheet EUR 3,640 million excluding deferred tax liabilities of EUR 1,252 million

June 30, 2007

Net operating capital (NOC)	10,742	4,857	1,551	3,578	189	567
Exclude liabilities comprised in NOC:
• payables/liabilities	7,254	1,696	2,355	1,019	260	1,924
• intercompany accounts	—	42	75	37	(10)	(144)
• provisions 2)	2,581	223	296	151	41	1,870
Include assets not comprised in NOC:
• investments in equity-accounted investees	2,891	47	—	7	127	2,710
• other non-current financial assets	5,006	—	—	—	—	5,006
• deferred tax assets	1,581	—	—	—	—	1,581
• liquid assets	6,130	—	—	—	—	6,130
Total assets of continuing operations	36,185	6,865	4,277	4,792	607	19,644
Assets of discontinued operations	393
Total assets	36,578

2)	provisions on balance sheet EUR 3,183 million excluding deferred tax liabilities of EUR 602 million
Composition of cash flows before financing activities — continuing operations

	2nd quarter		January to June
	2007	2008	2007	2008

Cash flows used for operating activities	(26)	140	(220)	(434)
Cash flows provided by (used for) investing activities	1,466	1,022	1,944	(3,442)
Cash flows before financing activities	1,440	1,162	1,724	(3,876)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2007				2008
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,930	6,033	6,465	8,365	5,965	6,463
% increase	(2)	(4)	4	4	1	7
EBITA	370	386	444	865	265	413
as a % of sales	6.2	6.4	6.9	10.3	4.4	6.4
EBIT	312	337	393	810	175	325
as a % of sales	5.3	5.6	6.1	9.7	2.9	5.0
Net income	875	1,569	331	1,393	219	720
per common share in euros	0.80	1.43	0.31	1.31	0.21	0.71

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,930	11,963	18,428	26,793	5,965	12,428
% increase	(2)	(3)	(1)	—	1	4
EBITA	370	756	1,200	2,065	265	678
as a % of sales	6.2	6.3	6.5	7.7	4.4	5.5
EBIT	312	649	1,042	1,852	175	500
as a % of sales	5.3	5.4	5.7	6.9	2.9	4.0
Net income	875	2,444	2,775	4,168	219	939
per common share in euros	0.80	2.22	2.54	3.84	0.21	0.91
Net income from continuing operations as a % of stockholders’ equity (ROE)	17.4	24.5	18.1	21.0	4.6	19.1

	period ended 2007				period ended 2008
Inventories as a % of sales	11.7	12.8	14.2	12.0	13.9	14.1
Net debt: group equity ratio	(9):109	(12):112	(7):107	(32):132	4:96	7:93
Total employees (in thousands)	124	126	128	124	134	133
of which discontinued operations	6	6	6	6	6	5
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips notifies Dutch Authority for the Financial Markets of holding over 5% of its own shares
Monday, June 09, 2008
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds over 5 per cent of its own issued shares. This holding of Philips consists of shares that have been acquired for cancellation purposes under Philips’ current EUR 5 billion share repurchase program and shares that are held to cover for obligations resulting from Philips’ existing long-term incentive and employee stock purchase programs.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips CEO elaborates on Philips’ progress in building the leading Health and Well-being brand at JP Morgan CEO Conference
Wednesday, June 11, 2008
Surrey, United Kingdom — Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation at the JP Morgan 6th Annual Pan-European Capital Goods & Aerospace CEO Conference in Surrey, United Kingdom, in which he will further elaborate on how Philips is transforming into a leading global brand in Health and Well-being.
In his presentation, Mr. Kleisterlee will discuss how Philips’ focus on Health and Well-being is perfectly aligned with important demographic and economic trends, while also tapping into the people’s increasing demand for advanced but easy-to-use products and solutions that improve the quality of their lives. He will show how Philips has become a much simpler and more focused company dedicated to leveraging its deep consumer insight, technological prowess and innovative strength to deliver uniquely differentiating propositions to businesses and consumers under its strong brand name. Mr. Kleisterlee will confirm the financial guidance issued by Philips as part of the company’s Vision 2010 strategic plan, and will elaborate on the drivers behind the profit improvement Philips expects to realize as part of the plan.
The presentation starts at 2:35 PM local time (or 3:35 PM CET). While there will not be a webcast of this presentation available, the slides that will be used during this presentation are available here.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips CFO elaborates on Philips’ progress in building the leading Health and Well-being brand at Exane BNP Seminar in Paris
Friday, June 13, 2008
Paris, France — Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation at the 10th Exane BNP Paribas European Seminar in Paris, France, in which he will further elaborate on how Philips is transforming into a leading global brand in Health and Well-being.
In his presentation, Mr. Sivignon will discuss how Philips’ focus on Health and Well-being is perfectly aligned with important demographic and economic trends, while also tapping into the people’s increasing demand for advanced but easy-to-use products and solutions that improve the quality of their lives. He will show how Philips has become a much simpler and more focused company dedicated to leveraging its deep consumer insight, technological prowess and innovative strength to deliver uniquely differentiating propositions to businesses and consumers under its strong brand name. Mr. Sivignon will confirm the financial guidance issued by Philips as part of the company’s Vision 2010 strategic plan, and will elaborate on the drivers behind the profit improvement Philips expects to realize as part of the plan.
He will also state that, in line with financial market conditions in Taiwan, Philips has decided, with acknowledgement from Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM), to accelerate the last step of its previously announced, multi-phased plan to exit from its remaining TSMC shareholding. Mr. Sivignon will also mention that Philips is ahead-of-plan in its efforts to further optimize its television global supply base and as a consequence will now book approximately half of the previously-announced EUR 125 million in charges related to these efforts in the second quarter of 2008.
The presentation starts at 9.45 AM Central European Time (CET). While there will not be a webcast of this presentation available, the slides that will be used during this presentation are available here.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to transfer its PC monitors business to TPV Technology, entering into a brand license agreement
Tuesday, July 08, 2008
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has reached an agreement with TPV Technology Limited. (SEHK: 903) on key terms and conditions of a brand licensing agreement under which Philips will transfer its PC monitors business, IT Displays, to TPV. This is in line with Philips’ previously communicated commitment to take decisive steps to improve the profitability levels at its Television business, of which the IT Displays unit forms part.
Under the terms of this agreement, TPV, the largest producer of PC monitors worldwide, will assume responsibility for sourcing, distribution, marketing and sales of all Philips’ IT Displays activities worldwide. As part of the intended brand licensing agreement, TPV can exclusively use the Philips brand name for PC monitors worldwide, in exchange for which Philips will receive revenue-based royalty payments. Philips IT Displays sales amounted to approximately EUR 600 million in 2007. Completion of this intended transaction, which is expected in the course of 2008, is subject to applicable regulatory approvals and the fulfillment of specific closing conditions.
The intended agreement with TPV represents a further step by Philips to fundamentally reposition itself in the digital display business and accelerates Philips’ efforts to address the unsatisfactory performance of its television business. In April of this year, Philips already announced it would transfer its consumer television operations in North America, while at the same time it said it would take steps to further optimize its global supply base in TV. Philips remains ahead-of-plan in optimizing its TV operations and will book approximately EUR 66 million in charges in the second quarter of 2008, which are largely related to these efforts.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
David Wolf
Philips Corporate Communications North America
Tel: +1 917 455 7857
Email: david.l.wolf@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.